Exhibit 99.12

CONSENT OF A. CLAY

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated January 24, 2012, entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo” (the “Namoya Report”);

2.	The technical report dated March 15, 2013 entitled “Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo” (the “Lugushwa Report”);

3.	The management’s discussion and analysis of the Company for the year ended December 31, 2012, which included reference to the undersigned in connection with information relating to the Namoya Report and the Lugushwa Report;

4.	The press release of the Company dated January 31, 2013 entitled “Banro Increases Oxide and Free-milling Ounces of Gold by 45%” which included reference to the undersigned in connection with the technical information therein (the “January 2013 Press Release”); and

5.	The annual information form of the Company dated March 26, 2013, which includes reference to my name in connection with information relating to the Namoya Report, the Lugushwa Report and the January 2013 Press Release.

Date: March 26, 2013

/s/ Andrew N. Clay

Name: Andrew N. Clay, M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M. Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., MSPE
Title: Managing Director